
SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
152
SECTION

UNITED STAT
SECURITIES AND EXCHANC
Washington, D.C.



07004430

| MB APPROVAL | |
|---|---|
| umber: | 3235-0123 |
| s: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

BB 3/16

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67136 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIZCO BAHAMAS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

LAGOON COURT #303
(No. and Street)

NASSAU (City) BAHAMAS (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS WISNIEWSKI 312-346-2589
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 LAKESIDE DRIVE, 3RD FLR. (Address) BANNOCKBURN (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

HB 3/17

# WIZCO BAHAMAS LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

## TABLE OF CONTENTS

# OATH OR AFFIRMATION

I, FRANCIS WISNEIWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIZCO BAHAMAS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
ELIZABETH T. LONG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-23-2008

Signature

MANAGING DIRECTOR
Title

Elizabeth T. Long 2/26/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WIZCO BAHAMAS LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2006

# INDEPENDENT AUDITOR'S REPORT

To the Member
Wizco Bahamas LLC

We have audited the accompanying statement of financial condition of Wizco Bahamas LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wizco Bahamas LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
February 23, 2007

# WIZCO BAHAMAS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 60 |
| Securities owned, market value | 50,037,250 |
| Deposits | 60,000 |
| Prepaid expenses | 13,668 |
| | 50,110,978 |
| **PROPERTY AND EQUIPMENT, NET** | 7,246 |
| | $ 50,118,224 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 5,730 |
| Securities sold, not yet purchased, market value | 39,852,618 |
| | 39,858,348 |
| **MEMBER'S EQUITY** | 10,259,876 |
| | $ 50,118,224 |

The accompanying notes are an integral part of this statement.

# WIZCO BAHAMAS LLC

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **GROSS INCOME** | |
| Trading gains and losses, net | $ 4,405,674 |
| Interest and dividends | 314,514 |
| | 4,720,188 |
| **OPERATING EXPENSES** | |
| Trading expenses | 24,740 |
| Commissions | 120,410 |
| Exchange fees and dues | 30,838 |
| Interest expense | 225,595 |
| | 401,583 |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | 258,823 |
| **NET INCOME** | $ 4,059,782 |

The accompanying notes are an integral part of this statement.

# WIZCO BAHAMAS LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| MEMBER'S EQUITY - BEGINNING OF YEAR | $ 3,113 |
| EQUITY CONTRIBUTIONS | 11,588,237 |
| EQUITY DISTRIBUTIONS | ( 5,391,256) |
| NET INCOME | 4,059,782 |
| MEMBER'S EQUITY - END OF YEAR | $ 10,259,876 |

The accompanying notes are an integral part of this statement.

# WIZCO BAHAMAS LLC

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 4,059,782 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 1,811 |
| Changes in operating assets and liabilities: | |
| Securities owned and sold, net | (10,184,632) |
| Prepaid expenses | ( 13,668) |
| Accounts payable | 5,730 |
| Net Cash Used In Operating Activities | ( 6,130,977) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of property and equipment | ( 9,057) |
| Deposits | ( 60,000) |
| Net Cash Used In Investing Activities | ( 69,057) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Member's equity contributions | 11,588,237 |
| Member's equity distributions | ( 5,391,256) |
| Net Cash Provided By Financing Activities | 6,196,981 |
| **NET CHANGE IN CASH** | ( 3,053) |
| **CASH - BEGINNING OF YEAR** | 3,113 |
| **CASH - END OF YEAR** | $ 60 |
| **SUPPLEMENTAL CASH FLOWS DISCLOSURE** | |
| Interest paid | $ 225,595 |

The accompanying notes are an integral part of this statement.

**WIZCO BAHAMAS LLC**

**NOTES TO THE FINANCIAL STATEMENTS**

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business.*** Wizco Bahamas LLC (the "Company") was organized under the Bahamas International Business Companies Act of 2000 in the Commonwealth of the Bahamas. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"), primarily engaged in firm trading on a proprietary basis for its own account. The Company's sole member is a member of the Philadelphia Stock Exchange.

***Management Estimates and Assumptions.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

***Cash.*** The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits of $100,000.

***Deposits.*** The Company maintains certain amounts on deposit with its outside clearing firms in connection with joint back office users' agreements ("JBOs") between the Company and the clearing firms. As of December31, 2006, the Company has $50,000 and $10,000 maintained with Merrill Lynch Professional Clearing Corp. ("MLPCC") and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), respectively.

***Revenue Recognition.*** The Company trades securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

***Income Taxes.*** The Company is Bahamian corporation with a single member that intends to be taxed as a limited liability company. As such, the Company should be treated as a disregarded entity under the Internal Revenue Code and related regulations. Therefore, the sole member shall be liable for Federal and state income taxes on the Company's taxable income and no provision or liability for Federal or state income taxes has been included in the accompanying financial statements. In 2006, the Company inadvertently did not file an election to be treated as a disregarded entity for income tax purposes. The Company is in the process of preparing and filing an application for a Private Letter Ruling ("PLR") with the Internal Revenue Service to remedy this situation. The Company believes that a favorable outcome is probable under its particular facts and circumstances because the amount of tax due has or will already have been paid by the sole member in connection with such member's own income tax return and its non-filing of the appropriate election was not done willfully.

## NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of positions in various exchange traded funds and options.

## NOTE 3 – SUMMARY OF OFF-BALANCE SHEET RISKS

***Margin.*** The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

WIZCO BAHAMAS LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

## NOTE 4 – COMMITMENTS

***Office Leases.*** The Company leases office space in Chicago, Illinois under a non-cancelable operating lease expiring in 2011. The lease requires a minimum monthly rental payment plus a pro-rata share of the buildings operating costs. Additionally, the Company leases office space in the Bahamas under a lease that expires in October 2007. Total rent expense for the year ended December 31, 2006 was approximately $65,000. Approximate future minimum lease payments due under all non-cancelable operating leases with a remaining term of one year or more is as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2007 | $ 13,000 |
| 2008 | 18,000 |
| 2009 | 19,000 |
| 2010 | 19,000 |
| 2011 | 14,000 |
| Total | $ 83,000 |

***Employment Agreement.*** The Company has an employment agreement with an individual who is engaged in trading for the Company's account. The employee is compensated based on a percentage of his net trading gains generated in the account as defined in the agreement. As of December 31, 2006, the employee was due approximately $1,000,000 in accrued compensation. No amounts have been paid to the employee under the agreement for the year ended December 31, 2006.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2006, the Company had net capital of $1,133,759 which was $1,033,759 in excess of its required net capital of $100,000.

Management does not anticipate capital distributions to be made during the six months after December 31, 2006.

## NOTE 6 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. Management has not yet completed its analysis of the effects of this interpretation and has not determined if the adoption of FIN 48 will have a material impact on the Company's financial statements.

## SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2006

*FGMK, LLC*
*One Source*
*Infinite Solutions™*

Certified
Public Accountants
and Consultants



**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION**
**REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Member
Wizco Bahamas LLC

We have audited the accompanying basic financial statements of Wizco Bahamas LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
February 23, 2007

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| **Net capital under Rule 15c3-1, December 31, 2006** | $ 1,133,759 |
| A. Minimum net capital required based on aggregate indebtedness | $ 384 |
| B. Minimum dollar requirement | $ 100,000 |
| Net capital requirement (greater of A. or B.) | $ 100,000 |
| **Excess basic net capital requirement, December 31, 2006** | $ 1,033,759 |

No material differences were noted between the above computation and the computation made by Wizco Bahamas LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).

**WIZCO BAHAMAS LLC**

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**

*FGMK, LLC*
*One Source*
*Infinite Solutions*™

Certified
Public Accountants
and Consultants


RECEIVED
2007
152
SECTION

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**

To the Member
Wizco Bahamas LLC

In planning and performing our audit of the financial statements of Wizco Bahamas LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

(Continued)

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5
(Concluded)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers ("NASD"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
February 23, 2007

END